Gibson, Dunn & Crutcher LLP 2029 Century Park East Los Angeles, CA 90067-3026 Tel 310.552.8500 www.gibsondunn.com Ari Lanin Direct: +1 310.552.8581 Fax: +1 310.552.7046 ALanin@gibsondunn.com

December 18, 2018

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intersections Inc. (the “Company”)
Schedule 13E-3
Schedule TO-T
Filed on November 29, 2018 by GC Entrepreneurs Fund IX, L.P., et al.
File No. 005-80290

Dear Mr. Panos,

On behalf of our client, WC SACD One, Inc. (“WC SACD”), and the other filing persons hereto, including WC SACD One Parent, Inc. (“Parent”), WC SACD One Merger Sub, Inc. (“Purchaser”), WndrCo Holdings, LLC (“WndrCo”), iSubscribed Inc. (“iSubscribed”), General Catalyst Group IX, L.P., GC Entrepreneurs Fund IX, L.P. (and together with General Catalyst Group IX, L.P., the “GC Funds”), Loeb Holding Corporation (“LHC”), Michael R. Stanfield (“Stanfield”), Stanfield Family Investments LLC (“SFI LLC”), and David A. McGough (“McGough”) (collectively, the “13E-3 Filing Persons”), set forth below are responses to the comments of the Staff of the Office of Mergers and Acquisitions (the “Staff”) included in your letter, dated December 6, 2018, regarding the 13E-3 Filing Persons’ Rule 13E-3 Transaction Statement (the “Schedule 13E-3”) filed on November 29, 2018 and the Schedule TO-T tender offer statement filed on November 29, 2018 by WC SACD, Parent, Purchaser, WndrCo, iSubscribed, and the GC funds (collectively, the “Bidders”) which includes the related offer to purchase and the letter of transmittal, (together with all other exhibits attached thereto, the “Tender Offer Statement”).

In connection with this letter, the 13E-3 Filing Persons and the Bidders are filing today with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Tender Offer Statement, respectively.

Nicholas P. Panos

December 18, 2018

For your convenience, the Staff’s comments are reproduced below in bold, with the responses following each comment. Capitalized terms used but not defined have the meanings specified in the Schedule 13E-3 and the Tender Offer Statement, as applicable.

Schedule 13E-3

1.

If General Catalyst Partners and/or General Catalyst GP IX, LLC, controls, within the meaning of Rule 12b-2, General Catalyst Group IX, L.P. or GC Entrepreneurs Fund IX, L.P. and WndrCo, LLC controls WndrCo Holdings, LLC, please advise us, with a view toward revised disclosure, why neither General Catalyst Partners and/or General Catalyst GP IX, LLC nor WndrCo, LLC have been identified as affiliates engaged in the Rule 13e-3 transaction. Please refer to Rule 13e-3(a)(1) for a definition of affiliate, and Rule 13e-3(a) for the source of authority that ascribes the same meaning to the term “control” as used in that definition as the meaning codified within Rule 12b-2.

Response: The Bidders acknowledge the Staff’s comment and respectfully advise the Staff that they believe none of General Catalyst Partners, General Catalyst GP IX, LLC, or WndrCo, LLC should be deemed affiliates engaged in the Rule 13e-3 transaction. Prior to first approaching Intersections Inc. (the “Company”) earlier this year in September 2018, none of WndrCo or the GC Funds owned any Company shares, nor did they have any relationship or affiliation with the Company. The transaction was negotiated at arms’ length by representatives of iSubscribed, WndrCo and the GC Funds, on the one hand, and members of the special committee of the Company’s Board of Directors, on the other hand. As part of the overall transaction, certain Company affiliates were permitted to rollover their equity interests, thus giving rise to prospective affiliate status for purposes of compliance with Rule 13e-3. Moreover, from the time of signing the Merger Agreement and the other related agreements (entered into at the same time) through the closing of the transaction, neither WndrCo nor the GC Funds (nor any of their respective parent entities or other control persons) will own any Company shares, nor do any such persons have any relationship or affiliation with the Company that would otherwise give rise to potential “affiliate” status.

With the exception of the financial commitments that the GC Funds and WndrCo have made pursuant to the equity commitment letter and limited guaranty delivered to the Company in connection with the execution of the Merger Agreement, neither the GC Funds nor WndrCo have entered into any contractual relationships with, or for the benefit of, the Company in connection with the transaction. WC SACD, Parent and Purchaser are the entities that are party to the key definitive transaction documents: the Merger Agreement (of which Parent and Purchaser are party), the Tender and Support Agreements (of which Parent is a party), the Contribution and Assignment Agreements (of which WC SACD is

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a party) and the Note Purchase Agreement (of which Parent is a party). As such, the foregoing entities are the entities that may be deemed to be affiliates engaged in the Rule 13e-3 transaction. WndrCo and the GC Funds were included as 13E-3 Filing Persons as they may be deemed to be engaged in the transaction due to their investment in WC SACD and the equity financing commitment they have provided WC SACD in connection with the transaction. Such relationships, however, do not rise to the level of deeming their respective control persons to be affiliates of the Company under Rule 13e-3.

Moreover, while the entities referenced in the Staff’s comment may control WndrCo and the GC Funds, such persons fall directly within the scope of Instruction C to Schedule 13E-3. As such, we have included the required information for all “Instruction C persons” in the Schedule 13E-3 and the Tender Offer Statement as appropriate (see e.g., Schedule I to the Offer to Purchase). If every person and/or entity affiliated with a Schedule 13E-3 filing person had to be included as a Schedule 13E-3 filing person it would render Instruction C meaningless.

Position of the Bidders Regarding Fairness of the Offer and the Merger, page 14

2.

Each of the affiliates engaged in the Rule 13e-3 transaction must produce a fairness determination and is not permitted to adopt the issuer’s fairness determination. Please conform the disclosure to the standards codified in Item 1014(a) of Regulation M-A and also ensure that the revised fairness determination is directed, as required, at unaffiliated security holders. Refer also to Rule 13e-3(a)(4) which defines the term “unaffiliated security holder.”

Response: In response to the Staff’s comment, the Bidders have revised the information set forth in the Offer to Purchase under the heading “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger” in its entirety to read as follows:

“The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.

Under the applicable SEC rules governing going private transactions, each of the Bidders is required to express its belief as to the fairness of the Offer and the Merger to the Company’s stockholders who are not deemed affiliates under Rule 13e-3 (the “Unaffiliated Stockholders”). Each of the Bidders is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act. The views of the Bidders as to the fairness of the Offer and the Merger are not intended and should not be construed as a recommendation as to whether an Unaffiliated Stockholder should tender its Shares in the Offer. The

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December 18, 2018

Bidders have interests in the Offer and the Merger that are different from, and in addition to, those of the Unaffiliated Stockholders by virtue of their continuing interests in the Company following the Merger.

The Bidders believe the interests of the Unaffiliated Stockholders were represented by the Special Committee, which in turn negotiated the terms and conditions of the Merger Agreement with the assistance of its legal and financial advisors. While the Bidders attempted to negotiate a transaction that would be most favorable to them, rather than to the Unaffiliated Stockholders, none of the Bidders participated in the deliberations of the Special Committee regarding, and did not receive any advice from the Special Committee’s legal or financial advisors as to, the fairness of the Offer and the Merger to the Unaffiliated Stockholders. Furthermore, the Bidders did not engage a financial advisor for the purpose of performing any independent valuation or other analysis to assist them in assessing the fairness of the Offer and the Merger to the Unaffiliated Stockholders.

Based on their knowledge and analysis of available information regarding the Company, as well as the factors considered by, and the analysis and resulting conclusions of, the Special Committee and the Company Board discussed in the Schedule 14D-9, the Bidders believe the Offer and the Merger are substantively and procedurally fair to the Unaffiliated Stockholders and have adopted the analyses and conclusions of the Special Committee based upon the reasonableness of those analyses and conclusions and the Bidders’ knowledge of the Company, as well as the factors considered by, and the findings of, the Special Committee with respect to the fairness of the Offer and the Merger to such Unaffiliated Stockholders.

The Bidders considered each of the factors listed in the Schedule 14D-9 under the heading “—(c) Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger.” The Bidders did not find it practicable to, and did not, quantify, rank or otherwise attach relative weights to the factors considered in reaching their position as to the fairness of the Offer and the Merger, but considered an overall analysis of the factors described above. Each of the Bidders believes that these factors provide a reasonable basis for its belief that the Offer and the Merger is substantively and procedurally fair to the Unaffiliated Stockholders.”

Substantially similar disclosure has been included in the amended Schedule 13E-3 with respect to the 13E-3 Filing Persons.

3.

In order to comply with Item 1014(b) of Regulation M-A, please revise to indicate which of the issuer’s “conclusions” were adopted in apparent support of the fairness determination. To the extent the issuer did not consider all of the factors specified in Instruction 2 to Item 1014, the affiliates will remain obligated to explicitly address factors that went unaddressed given that such analysis would be incapable of being adopted. See Instruction 2 of Item 1014 and Questions and Answers 20-21 in Release No. 34-17719 (April 13, 1981).

Nicholas P. Panos

December 18, 2018

Response: In response to the Staff’s comment, the Bidders have revised the information set forth in the Offer to Purchase under the heading “Special Factors—Section 1—Position of the Bidders Regarding Fairness of the Offer and the Merger” in its entirety as set forth above in response to Comment #2.

Substantially similar disclosure as set forth above in response to Comment #2 has been included in the amended Schedule 13E-3 with respect to the 13E-3 Filing Persons.

To the extent any factors specified in Instruction 2 to Item 1014 were not considered by the Company’s Board of Directors and Special Committee, or were not given any weight in the analysis because they were not deemed relevant, the 13E-3 Filing Persons likewise did not consider such factors and gave no weight to such factors in their analysis and conclusion as to fairness.

4.

General Instruction E to Schedule 13E-3 requires disclosure of negative responses in reply to Items 7-9. Please disclose information in specific response to Item 8 of Schedule 13E-3 and Item 1014(c)-(f) of Regulation M-A, or advise us where we can locate such disclosure. Refer also to Question and Answer 21 in Release No. 34-17719 (April 13, 1981).

Response: In response to the Staff’s comment, the 13E-3 Filing Persons have revised the disclosure on page 5 of the Schedule 13E-3 to include the following additional information:

“Approval of Security Holders. Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and “received” (as defined by Section 251(h)(6) of the Delaware General Corporation Law (“DGCL”)) and not withdrawn a number of Shares that, considered together with the Shares (including the Shares that LHC, Stanfield, SFI LLC, and McGough (collectively, the “Rollover Holders”) have agreed to contribute and assign to WC SACD (the “Rollover Shares”)), if any, then owned by WC SACD, Parent and their subsidiaries, would represent at least one Share more than 50% of the number of Shares (including the Rollover Shares) then issued and outstanding on a fully-diluted basis (disregarding Shares issuable upon conversion of the senior secured convertible notes (the “Notes”) issued pursuant to the certain Note Purchase and Exchange Agreement, dated October 31, 2018, by and among the Company, LHC, McGough, and Parent) and (ii) there being validly tendered and “received” (as defined by Section 251(h)(6) of the DGCL) and not withdrawn a number of Shares that would represent at least one Share more than 50% of the then outstanding number of Shares not

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owned by the Rollover Holders, and the executive officers and directors of the Company that are not Rollover Holders (sub-clauses (i) and (ii) collectively, the “Minimum Condition”). Shares issuable upon conversion of the Notes will be disregarded for purposes of calculating the Minimum Condition.

Unaffiliated Representative. The special committee of the Company’s Board of Directors (the “Company Board”), comprised solely of independent and disinterested directors who are unaffiliated with the Filing Persons, retained North Point Advisors LLC to deliver a fairness opinion regarding the consideration to be received by the holders of Shares (other than any (i) Shares owned directly or indirectly by Parent or Purchaser, (ii) the Rollover Shares, and (iii) Shares held by the Company’s stockholders who properly demand and perfect appraisal rights under Delaware law) pursuant to the Merger Agreement. The fairness opinion delivered by North Point Advisors LLC noted that as of the date of the opinion and based on and subject to the assumptions made, procedures followed, factors considered and limitations and qualifications on the review undertaken as described in its opinion, the Offer Price and Merger Consideration to be received by holders of Shares (other than the Excluded Shares, Dissenting Shares and Rollover Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (other than Parent, Purchaser and their respective affiliates). The full text of the fairness opinion is included as an annex to the Schedule 14D-9, which was mailed to stockholders concurrently with the Tender Offer Statement.

None of the Filing Persons retained a financial advisor or other third party to provide any analysis of the transaction or to render a fairness opinion to the Filing Persons.

Approval of Directors. The special committee of the Company Board, comprised solely of independent and disinterested directors who are unaffiliated with the Filing Persons, duly and unanimously recommended that the Company Board approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

Other Offers. Other than the Merger Agreement and Note Purchase Agreement and the acquisition proposal described in the Schedule 14D-9, as may be amended from time to time, under the heading “(b) Background of the Offer and the Merger”, in the past two years, the Company and its affiliates have not received any firm offers made by any unaffiliated person for the (i) merger or consolidation of the Company with or into another company, or vice versa; (ii) sale or other transfer of all or any substantial part of the assets of the Company; or (iii) purchase of the Company’s securities that would enable the holder to exercise control of the Company.”

Nicholas P. Panos

December 18, 2018

Interest of Certain Persons in the Offer, page 14

5.

Advise us, with a view towards revised disclosure, how compliance with Item 7 of Schedule 13E-3 and corresponding Instruction 3 to Item 1013 of Regulation M-A was effectuated. Instruction 3, in effect, operates to require an illustrative example of the disclosures specified under Item 1013(d) as they pertain to the affiliates filing the Schedule 13E-3.

Response: In response to the Staff’s comment, the Bidders have revised the information set forth in the Offer to Purchase under the heading “Special Factors—Section 2—Interests of Certain Persons in the Offer” in its entirety to read as follows:

“The information set forth in the Schedule 14D-9 filed by the Company, as may be amended from time to time, is incorporated herein by reference.

Effects of the Offer and the Merger on the Bidders

Although WC SACD, Parent and Purchaser may be deemed affiliates of the Company pursuant to Rule 13e-3 under the Exchange Act for purposes of the transactions contemplated herein as a result of certain of the agreements entered into by such persons in connection with the Merger Agreement (and in the case of WndrCo, iSubscribed and the GC Funds because of their equity investment in WC SACD), prior to the Expiration Date, none of the Bidders will hold any Shares. As a result, the Bidders have no financial or other interest in the net book value and net earnings or loss of the Company.

Immediately following the consummation of the Merger, the direct interest of WndrCo in the net book value and net earnings or loss of the Company will be approximately 42.4%, which represents its pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. The Company’s net book value as of December 31, 2017 was $594,000 and the Company’s net loss for the fiscal year ended December 31, 2017 was $14,324,000. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of WndrCo in the Company’s net book value would have been $251,856, and WndrCo’s interest in the Company’s net loss would have been $6,073,376 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution, the direct interest of WndrCo in the net book value and net earnings or loss of the Company will be approximately 32.0%, which represents its pro forma beneficial ownership in the Company once the Company becomes an indirect subsidiary of WC SACD and iSubscribed. Based on the foregoing, assuming the Merger and the iSub Contribution had been consummated on December 31, 2017, the interest of WndrCo in the Company’s net book value would have been $190,080, and WndrCo’s interest in the Company’s net loss would have been $4,583,680 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of iSubscribed in the net book value and net earnings or loss of the Company will be approximately 6.3%, which represents its pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of iSubscribed in the Company’s net book value would have been $37,422, and iSubscribed’s interest in the Company’s net loss would have been $902,412 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution, the direct interest of iSubscribed in the net book value and net earnings or loss of the Company will be approximately 4.8%, which represents its pro forma beneficial ownership in the Company once the Company becomes an indirect subsidiary of WC SACD and iSubscribed. Based on the foregoing, assuming the Merger and the iSub Contribution had been consummated on December 31, 2017, the interest of iSubscribed in the Company’s net book value would have been $28,512, and iSubscribed’s interest in the Company’s net loss would have been $687,552 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of the GC Funds in the net book value and net earnings or loss of the Company will be approximately 16.7%, which represents its pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of the GC Funds in the Company’s net book value would have been $99,198, and the GC Funds’ interest in the Company’s net loss would have been $2,392,108 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution, the direct interest of the GC Funds in the net book value and net earnings or loss of the Company will be approximately 12.6%, which represents its pro forma beneficial ownership in the Company once the Company becomes an indirect subsidiary of WC SACD and iSubscribed. Based on the foregoing, assuming the Merger and the iSub Contribution had been consummated on December 31, 2017, the interest of the GC Funds in the Company’s net book value would have been $74,844, and the GC Funds interest in the Company’s net loss would have been $1,804,824 for the fiscal year ended December 31, 2017.

To the extent the Company ceases to be a public reporting company as a result of the Offer and the Merger, there will be a reduction of the costs and administrative burdens associated with operating the Company as a publicly traded company, including the costs associated with preparing periodic reports, listing of shares on the public exchanges, fees to be paid to directors, auditors, the transfer agent, and rating agencies, as well as reduced premiums for directors and officers liability insurance. Based on figures from the most recent fiscal year, such costs that would be reduced as a result of the Company no longer being publicly listed are estimated to be $1.8 million per year. If the Merger is consummated, the Bidders will become the indirect beneficiaries of such cost savings which are expected to be realized on an annual recurring basis.

Nicholas P. Panos

December 18, 2018

Primary Benefits and Detriments of the Offer and the Merger

The primary benefits of the Offer and the Merger to the Company’s stockholders who are not deemed affiliates under Rule 13e-3 under the Exchange Act (the “Unaffiliated Stockholders”) include, without limitation, the following:

•

the receipt by such Unaffiliated Stockholders of the Offer Price, which represents a 112.7% premium to the closing price of the Shares on October 30, 2018, the day before Purchaser made public its offer to acquire the Shares; a 104.4% premium to the trailing average closing price of the Shares for the 30-day period ended on October 30, 2018; and a 111.4% premium to the trailing average closing price of the Shares for the 90-day period ended on October 30, 2018;

•

the increased liquidity and financial predictability of such Unaffiliated Stockholders’ investments given (i) the historical volatility in the trading price of the Shares and (ii) the distressed state of the Company’s financial position and business operations (as previously disclosed in the Company’s public filings with the SEC) by offering such Unaffiliated Stockholders all-cash payments for their Shares; and

•

the avoidance of the risk associated with any possible decrease in the Company’s future revenues and free cash flow, growth or value, and the risks related to successfully executing its strategic business plan in a highly competitive industry, following the Merger.

The primary detriments of the Offer and the Merger to the Unaffiliated Stockholders include, without limitation, the following:

•

the Unaffiliated Stockholders will cease to have an interest in the Company and, therefore, will no longer benefit from possible increases in the future revenues and free cash flow, growth or value of the Company or payment of dividends on the Shares, if any; and

•

in general, the receipt of cash pursuant to the Offer and the Merger or through the exercise of appraisal rights will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under other applicable tax laws as more fully described in “The Offer—Section 5—Certain Material U.S. Federal Income Tax Consequences”.

The primary benefits of the Offer and the Merger to the Company and the Bidders include, without limitation, the following:

•

if the Company successfully executes its business strategies, the value of the equity investment of the Bidders in the Company could increase because of possible increases in future revenues and free cash flow, increases in the underlying value of the Company or the payment of dividends, if any, that will accrue to the Bidders;

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December 18, 2018

•

the Company will have more flexibility to change its capital spending strategy, deploy new services and/or change its pricing strategies to attract customers without public market scrutiny or the pressure to meet quarterly forecasts set by analysts. In contrast, as a publicly traded company, the Company currently faces pressure from public shareholders and investment analysts to make decisions that may produce better short term results, but which may not over the long-term lead to a maximization of its equity value;

•	the Company will have more freedom to focus on execution of its long-term strategic business plan in a highly competitive industry; and

•

there will be a reduction of the costs and administrative burden associated with operating the Company as an independent publicly traded company, including the costs associated with regulatory filings and compliance requirements.

The primary detriments of the Offer and the Merger to the Company and the Bidders include the following:

•	risks associated with the possible decreases in the Company’s future revenues and free cash flow following the Merger will be borne by the Bidders;

•	risks associated with any legal or regulatory proceedings against the Company will be borne by the Bidders;

•	the business risks facing the Company will be borne by the Bidders; and

•

an equity investment in the Company by the Bidders will involve substantial risk resulting from the limited liquidity of such an investment because following the Merger, there will be no trading market for the Company’s equity securities.”

Substantially similar disclosure has been included in the amended Schedule 13E-3 with respect to the 13E-3 Filing Persons. Additionally, the 13E-3 Filing Persons have revised the information set forth in Item 7 of the Schedule 13E-3 to include the following information:

“Effects of the Offer and the Merger on the Filing Persons

Loeb Holding Corporation. As of November 15, 2018, LHC’s direct interest in the net book value and net earnings or loss of the Company, as a result of its beneficial ownership of 11,002,127 shares of Common Stock (which consists of 9,680,541 shares of Common Stock held by LHC and 1,321,586 shares of Common Stock issuable upon conversion of LHC’s Notes (as defined in the Tender Offer Statement)), was approximately 42.7% (which represents its beneficial ownership of shares of Common Stock calculated in

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accordance with Rule 13d-3 of the Securities Exchange Act of 1934). The Company’s net book value as of December 31, 2017 was $594,000 and the Company’s net loss for the fiscal year ended December 31, 2017 was $14,324,000. Accordingly, as of December 31, 2017, the interest of LHC in the Company’s net book value was $253,638, and its interest in the Company’s net loss was $6,116,348 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of LHC in the net book value and net earnings or loss of the Company will be approximately 20.9%, which represents its pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of LHC in the Company’s net book value would have been $124,146, and LHC’s interest in the Company’s net loss would have been $2,993,716 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution (as defined in the Tender Offer Statement), the direct interest of LHC in the net book value and net earnings or loss of the Company will be approximately 15.8%, which represents its pro forma beneficial ownership in the Company once the Company becomes an indirect subsidiary of WC SACD and iSubscribed. Based on the foregoing, assuming the Merger and the iSub Contribution had been consummated on December 31, 2017, the interest of LHC in the Company’s net book value would have been $93,852, and LHC’s interest in the Company’s net loss would have been $2,263,192 for the fiscal year ended December 31, 2017.

Stanfield. As of November 15, 2018, Stanfield’s direct interest in the net book value and net earnings or loss of the Company, as a result of his beneficial ownership of 4,200,047 shares of Common Stock, was approximately 15.5% (which consists of 998,362 shares of Common Stock, 2,623,839 shares of Common Stock that Stanfield has the right to acquire, within 60 days of such date, upon the exercise of stock options, vesting of restricted stock unit awards or otherwise, plus 577,846 shares of Common Stock held by SFI LLC, of which Stanfield is the managing member), which represents Stanfield’s beneficial ownership of shares of Common Stock (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934). Stanfield and his wife own a 55% interest in SFI LLC, and trusts for the benefit of their children own the remaining 45% interest. Stanfield disclaims beneficial ownership of the shares held by SFI LLC except to the extent of his pecuniary interest therein. The Company’s net book value as of December 31, 2017 was $594,000 and the Company’s net loss for the fiscal year ended December 31, 2017 was $14,324,000. Accordingly, as of December 31, 2017, the interest of Stanfield in the Company’s net book value was $92,070, and his interest in the Company’s net loss was $2,220,220 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of Stanfield in the net book value and net earnings or loss of the Company will be approximately 3.6%, which represents his pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. Based on the foregoing, assuming the Merger had been

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consummated on December 31, 2017, the interest of Stanfield in the Company’s net book value would have been $21,384, and Stanfield’s interest in the Company’s net loss would have been $515,664 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution (as defined in the Tender Offer Statement), the direct interest of Stanfield in the net book value and net earnings or loss of the Company will be approximately 2.7%. Based on the foregoing, assuming the iSub Contribution had been consummated on December 31, 2017, the interest of Stanfield in the Company’s net book value would have been $16,038, and Stanfield’s interest in the Company’s net loss would have been $386,748 for the fiscal year ended December 31, 2017.

SFI LLC. As of November 15, 2018, SFI LLC’s direct interest in the net book value and net earnings or loss of the Company, as a result of holding 577,846 shares of Common Stock, was approximately 2.4%. The Company’s net book value as of December 31, 2017 was $594,000 and the Company’s net loss for the fiscal year ended December 31, 2017 was $14,324,000. Accordingly, as of December 31, 2017, the interest of SFI LLC in the Company’s net book value was $14,256, and its interest in the Company’s net loss was $343,776 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of SFI LLC in the net book value and net earnings or loss of the Company will be approximately 1.5%, which represents its pro forma beneficial ownership in WC SACD immediately following the consummation of the Merger. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of SFI LLC in the Company’s net book value would have been $8,910, and its interest in the Company’s net loss would have been $214,860 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution (as defined in the Tender Offer Statement), the direct interest of SFI LLC in the net book value and net earnings or loss of the Company will be approximately 1.1%. Based on the foregoing, assuming the iSub Contribution had been consummated on December 31, 2017, the interest of SFI LLC in the Company’s net book value would have been $6,534, and its interest in the Company’s net loss would have been $157,564 for the fiscal year ended December 31, 2017.

McGough. As of November 15, 2018, McGough’s direct interest in the net book value and net earnings or loss of the Company, as a result of holding 1,165,567 shares of Common Stock (which includes 440,529 shares of Common Stock issuable upon conversion of McGough’s Notes (as defined in the Tender Offer Statement), and options to purchase 8,750 shares of Common Stock exercisable within 60 days of such date), was approximately 4.7%. The Company’s net book value as of December 31, 2017 was $594,000 and the Company’s net loss for the fiscal year ended December 31, 2017 was $14,324,000. Accordingly, as of December 31, 2017, the interest of McGough in the Company’s net book value was $27,918, and his interest in the Company’s net loss was $673,228 for the fiscal year ended December 31, 2017.

Immediately following the consummation of the Merger, the direct interest of McGough in the net book value and net earnings or loss of the Company will be approximately 1.9%. Based on the foregoing, assuming the Merger had been consummated on December 31, 2017, the interest of McGough in the Company’s net book value would have been $11,286, and McGough’s interest in the Company’s net loss would have been $272,156 for the fiscal year ended December 31, 2017. Immediately following the consummation of the iSub Contribution, the direct interest of McGough in the net book value and net earnings or loss of the Company

Nicholas P. Panos

December 18, 2018

will be approximately 1.4%. Based on the foregoing, assuming the iSub Contribution had been consummated on December 31, 2017, the interest of McGough in the Company’s net book value would have been $8,316, and McGough’s interest in the Company’s net loss would have been $200,536 for the fiscal year ended December 31, 2017.”

6.

Please revise here or elsewhere in the filing to indicate explicitly, if true, which affiliates will become the direct beneficiaries of the cost savings associated with Intersections’ no longer having to comply with the federal securities laws and otherwise remaining a publicly held issuer. See Instruction 2 to Item 1013(d) of Regulation M-A.

Response: The 13E-3 Filing Persons respectfully advise the Staff that the Company, as the surviving corporation following the Merger, will be the direct beneficiary of any future compliance cost savings. As the ultimate beneficial owners of the Company, the 13E-3 Filing Persons will be the indirect beneficiaries of any such savings.

The 13E-3 Filing Persons believe the response to Comment #5 also addresses this Comment #6.

7.

Intersection suffered net operating losses in fiscal years ending 2016 and 2017. Please specify the constituency expected to become the beneficiary of Intersections’ and/or its successor’s future use of any net operating loss carryforwards, if any. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Response: Any federal net operating loss carryforwards of the Company will remain at the Company level and will be available for use to offset income of the Company for U.S. federal income tax purposes to the extent permitted by applicable law and subject to the annual limitation on the use of such net operating losses based on the application of Section 382 of the Internal Revenue Code. Pursuant to Section 382, if a corporation undergoes an “ownership change” (generally defined as a greater than 50% change (by value) in its equity ownership over a three-year period), the corporation’s ability to use its pre-change net operating loss carry-forwards to offset its post-change taxable income may be subject to an annual limitation. The proposed transaction is expected to constitute an ownership change.

Nicholas P. Panos

December 18, 2018

Fees and Expenses, page 59

8.

Advise us, with a view towards revised disclosure, how the affiliates have effectuated compliance with Item 10 of Schedule 13E-3 and corresponding Item 1007(c) of Regulation M-A. Alternatively, please direct us to where we can locate this required disclosure.

Response: In response to the Staff’s comment, the Bidders have revised the information set forth in the Offer to Purchase under the heading “The Offer—Section 18—Fees and Expenses” in its entirety to read as follows:

“We have retained D.F. King & Co., Inc. to act as the Information Agent and American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses, and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

Under the terms of the Merger Agreement, all expenses will generally be borne by the party incurring such expenses, whether or not the Offer or the Merger is consummated, except that the expenses incurred in connection with the filing, printing and mailing of the Offer documents, the Schedule 14D-9 and the Schedule 13E-3, and all filing and other fees paid to the SEC or in respect of the HSR Act, in each case in connection with the Merger (other than attorneys’ fees, accountants’ fees and related expenses), shall be shared equally by Parent and the Company.

The following is an estimate of the fees and expenses to be paid by the Bidders in connection with the Offer and the Merger:

DESCRIPTION	AMOUNT
Legal, Accounting and Other Professional Services	$3,200,000
Financial Advisors	$1,300,000
Printing and Mailing	$60,000
SEC Filing Fee	$6,500
HSR Filing Fee	$22,500
Depositary	$18,500
Paying Agent	$7,500
Information Agent	$12,000
Miscellaneous	$30,000
TOTAL	$4,657,000

Nicholas P. Panos

December 18, 2018

Schedule TO

15. Conditions of the Offer.

9.

Please refer to the following statement made in the penultimate paragraph of this section: “The determination as to whether a condition has been satisfied will be in the reasonable judgment of Purchaser and Parent and, subject to applicable law, will be final and binding on all parties.” Please qualify the statement by disclosing that security holders may challenge these determinations in a court of competent jurisdiction.

Response: The Bidders note the requested disclosure was previously included in the last paragraph in “The Offer—Section 3—Procedure for Tendering Shares” on page 28 of the Offer to Purchase. In response to the Staff’s comment, the Bidders have revised the disclosure in the penultimate paragraph in “The Offer—Section 15—Conditions of the Offer” on page 56 of the Offer to Purchase to include the requested language as follows:

“The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent, in whole or in part at any applicable time or from time to time in their sole discretion. The determination as to whether a condition has been satisfied will be in the reasonable judgment of Purchaser and Parent and, subject to applicable law, will be final and binding on all parties. Any determination made by the Purchaser or Parent with respect to whether a condition has been satisfied may be challenged by the Company’s stockholders, to the extent permitted by law, and is subject to review by a court of competent jurisdiction. The foregoing conditions shall be in addition to, and not a limitation of, the right of Parent and Purchaser to extend, terminate or modify the Offer pursuant to the terms and conditions of the Merger Agreement. See “The Offer—Section 12—The Merger Agreement—Waiver of Certain Conditions of the Offer” for a description of the Offer Conditions which Purchaser has the right to waive in its sole discretion.” (emphasis added)

*    *    *    *

Nicholas P. Panos

December 18, 2018

Per the Staff’s request, the 13E-3 Filing Persons and the Bidders hereby acknowledge that:

•	the filers are responsible for the adequacy and accuracy of the disclosure in the relevant filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the filers may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s responsiveness with respect to the Schedule 13E-3 and the Tender Offer Statement and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 552-8581 or Jim Moloney at (949) 451- 4343.

Sincerely,

/s/ Ari Lanin

cc:	Jane D. Goldstein
James J. Moloney
Mark Mihanovic
Bradley Kulman
Ralph Norton